SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F:  ☑    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes:  ☐    No:  ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V.

By:	/s/ R.L. van Iperen
Chairman of the Board of Executive Directors
(Principal Executive Officer)

Dated: April 26, 2005

Press release Océ N.V.

Shareholders Meeting Océ

At today’s Annual General Meeting of Shareholders of Océ N.V. the Financial Statements for 2004 were adopted and the dividend for the 2004 financial year was fixed at € 0.58 per ordinary share.

The Executive Board and the Supervisory Board were granted release and discharge. The Executive Board was designated as the body authorised to resolve on the further issue of shares and to restrict or preclude the pre-emptive right up to a maximum of 10% of the entire share capital, which percentage shall be increased to 20% on the occasion of mergers and acquisitions.

Mr. J.L. Brentjens and Mr. F.J. de Wit were reappointed as Supervisory Directors of the Company.

Mr. S. Bergsma, Mr. J.M. Boll and Mr. L. Traas were reappointed as Directors A of the Foundation ‘Stichting Administratiekantoor Preferente Aandelen Océ’.

The dividend for the 2004 financial year per ordinary share of € 0.50 nominal value was fixed at € 0.58 in cash. After deduction of the interim dividend the final dividend for the 2004 financial year amounts to € 0.43 per ordinary share of € 0.50 nominal value. The cash dividend will be made available for payment with effect from May 3, 2005. The ex dividend date will be April 19, 2005.

Ultimately July 15, 2005 the minutes of the meeting will be published on the corporate website [http://www.investor.oce.com] and will be supplied to shareholders upon request.

Océ N.V.

April 15, 2005

For further information:

Océ N.V.

Pierre Vincent

Seniro Vice President Investor Relations

Venlo, The Netherlands

Phone: #31 77 359 2240

E-mail: mve@oce.nl

Three months report 2005/1

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Results first quarter financial year 2005*

	First quarter
	2005	2004		organic
In million €
Total revenues	622.8	622.4	—	+1.8%
Operating income	14.9	30.4	–50.9%	–28.0%
Net income	9.1	17.2	–46.9%	–21.9%

In € per share
Net income	0.10	0.20	–47.3%	—

	First quarter
	2005	2004		organic
In million €
Operating income	14.9	30.4
Financial activities	5.4	14.2	–62.0%	–61.3%
Commercial activities	9.5	16.2	–41.4%	+1.2%
Profit on sale of lease contracts	1.5	2.2	–31.8%	–31.8%
Operating income commercial activities (exclusive book profit on sale of leases)	8.0	14.0	–42.9%	+6.4%

•	Non-recurring revenues increased by 25%. This big increase is the result of the successful sales of the renewed range of printing systems. Recurring revenues decreased by 5%.

•	Operating income decreased by € 15.5 million, which is attributable in full to the following factors: exchange rate effects (– € 7.0 million), lower revenues from leases (– € 10.9 million) and organic increase in revenues (€ 2.4 million).

•	Océ will relocate a larger proportion of its manufacturing activities to Asia to reduce the cost-price of machines.

Rokus van Iperen, chairman of the Board of Executive Directors: “Our strategy, whose main thrusts are a strengthening of the sales organisation and continual product innovation, is bearing fruit.

In the first quarter we achieved a strong increase in sales of printing systems and software. These are the drivers of our business. This development will be reflected in a recovery in the revenues from service.

We therefore maintain our previous expectation that the commercial result, excluding the profit on the sale of leases, will be higher than in 2004.”

*	The figures in this report are unaudited. The report has been prepared on the basis of Dutch GAAP; as compared to the Annual Financial Statements for 2004 there have been no changes in the accounting principles used for financial reporting.

Results first quarter 2005

Total revenues in the first quarter were equal to those for the first quarter of 2004. After adjustment for exchange rate effects, revenues increased by 1.8%. Non-recurring revenues showed an organic increase of 24.8%. This increase is a clear indication that the new products are being successfully placed in the market, thanks in part to the extra emphasis on marketing and sales activities. Recurring revenues decreased by 5% on an organic basis. This is an improvement as compared to the fourth quarter of 2004, when the decrease still amounted to 7.5%.

Of the decrease in recurring revenues, 2.1% was caused by reduced revenues from lease contracts, 1.7% by lower revenues from service, 0.8% by revenues from Business Services and 0.4% by lower sales of media.

The gross margin decreased by 1.9% from 42.4% to 40.5%. This was attributable to a decrease of 0.8% in the hedging result and to the fact that revenues from lease interest were 1.1% lower.

The gross margin percentage, after adjustment for hedging effects and interest revenues from leases, is equal to the first quarter of the previous year.

Operating expenses as a percentage of total revenues increased from 37.5% in the first quarter of 2004 to 38.1% in the first quarter of 2005. Compared to the corresponding quarter of 2004, the organic increase in operating expenses amounted to 2.9% because of extra investments in R&D and higher selling costs.

Operating income amounted to € 14.9 million (–50.9%). The decrease of € 15.5 million compared to the first quarter of 2004 is the net result of exchange rate effects (–€ 7.0 million), the previously announced reduction in revenues from leases (–€ 10.9 million) and an organic increase (+ € 2.4 million).

Financial expense (net) went down by 35.2% to € 3.1 million due to the decrease in the net debt position.

The tax charge amounted to 20.2%, a substantial decrease compared to the first quarter of 2004, when the tax rate amounted to 30.5%. The current level of the tax charge is expected to be an indication of the tax charge for the full financial year.

Net income was € 9.1 million (–46.9%). On an organic basis net income decreased by 21.9%.

Net income per ordinary share outstanding amounted to € 0.10 (2004: € 0.20).

Results by Strategic Business Unit

In Digital Document Systems (DDS) revenues in the first quarter amounted to € 434.4 million (2004: € 439.3 million).

Revenues increased by 0.6% on an organic basis. The effect of exchange rates was 1.7% negative.

Sales of printing systems grew organically by 24.9%. Virtually all of this growth stemmed from products that were introduced during the past two years.

Thanks to the ongoing increase in the number of machine placements the influence of revenues from maintenance contracts during the quarter was –2.6% on an organic basis, as compared to –5.3% in the fourth quarter of 2004.

Total recurring revenues in DDS decreased organically by 6.1% (excluding the sale of lease contracts by 3.9%).

The operating income of DDS went down from € 22.9 million (2004) to € 5.0 million. This decrease was largely due to exchange rate effects and lower revenues from interest.

In Wide Format Printing Systems (WFPS) revenues amounted to € 188.4 million (2004: € 183.1 million), an increase of 2.9%.

On an organic basis revenues were 4.7% higher. Exchange rate effects depressed revenues by 1.8%.

Non-recurring revenues increased organically by 24.6%. In WFPS too, sales of printing systems are picking up strongly.

Both in Technical Document Systems and in Display Graphics Systems this growth was achieved because of the success of the new colour printers. Revenues from maintenance contracts and consumables increased organically by 0.7%. Total recurring revenues were down by 2.2% on an organic basis as a result of lower revenues from interest (–1.5%) and lower sales of media (–1.4%). Operating income amounted to € 9.9 million (2004: € 7.5 million).

Outsourcing of lease activities

In the first quarter of 2005 new and existing lease contracts to a value of € 33 million were sold to the company’s lease partners.

The book profit that was achieved on the sale of the existing lease portfolio amounted to € 1.5 million (first quarter of 2004: € 2.2 million).

The total amount of lease receivables on the balance sheet at the end of the quarter amounted to € 371 million (first quarter of 2004: € 745 million).

Commercial versus financial results

	First quarter
	2005	2004
In million €
Commercial activities
Revenues	613.1	602.4
Operating income	9.5	16.2
Profit on sale of lease contracts	1.5	2.2
Operating income exclusive sale of lease contracts	8.0	14.0

Financial activities
Revenues	9.7	20.0
Operating income	5.4	14.2

On an organic basis, revenues from commercial activities increased by 3.6%.

Operating income excluding the sale of lease contracts decreased by € 6.0 million (42.9%). Organically there was an increase of 6.4%.

Relocation of machine manufacturing

Océ has informed the Works Council and the trade unions of its intention to relocate a larger proportion of the machine manufacturing activities from the Netherlands to Asia.

By the end of 2006 about one-half of the relevant production value will be sourced from low-wage countries. As a result manufacturing cost-prices will be reduced considerably. In addition, the profitability of the company will become less susceptible to exchange rate fluctuations.

The expectation is that the related reduction in the number of jobs in the Netherlands can be achieved without the need for compulsory dismissals. The reduction in personnel numbers which resulted from the first phase of the outsourcing operation has meanwhile been almost completed, in conformity with the social plan 2004. No extra provisions are needed for the implementation of the new plan.

Océ will open an Océ Asian Technology Centre in the region whose tasks will be to transfer know-how and monitor the sourcing and manufacturing activities. A Manufacturing and Supply Agreement has meanwhile been signed between Océ and Flextronics.

Flextronics is one of the biggest companies that specialises in manufacturing for third parties.

Balance sheet and cash flow

The balance sheet total amounted to € 2,208 million. This is a decrease of € 142 million compared to the first quarter of 2004. The main factors that caused the decrease in the balance sheet total were the reduction in lease receivables (–€ 374 million) and an increase in liquid funds (€ 232 million).

The free cash flow was € 52 million negative.

This is attributable to significant, seasonally linked changes in the working capital (–€ 55 million), to the payment of costs previously anticipated (–€ 16 million) and to the increase in inventories (–€ 14 million). In addition, capital expenditure on property, plant and equipment amounted to € 20 million net. During the course of 2005 the cash flow will improve and a positive cash flow is expected for the full year.

International Financial Reporting Standards (IFRS)

The annual financial statements of European publicly listed companies have to be prepared in conformity with IFRS for financial years that commence on or after January 1, 2005.

This means that as from the 2006 financial year – which runs from December 1, 2005 to November 30, 2006 – Océ will draw up its quarterly reports and annual financial statements in accordance with IFRS. In October 2005 Océ will publish the opening balance sheet and comparable figures on the basis of IFRS.

Prospects

Océ achieved a big increase in sales of printing systems in the first quarter. It is expected that sales of printing systems will also increase during the remainder of the year, though not to the same degree as in the first quarter. Recurring revenues will follow on from the increase in revenues from the sale of printing systems. Océ maintains the forecast that it issued in the fourth quarter, i.e. that operating income from commercial activities, excluding the book profit on the sale of the lease portfolio, is expected to be higher than in 2004 (€ 31 million), provided however that the dollar does not weaken further substantially against the euro. Net income will, as a result of the lower revenues from leases, work out lower than in 2004.

Océ N.V.

April 5, 2005

For further information:

Océ N.V.

Pierre Vincent

Senior Vice President Investor Relations

Venlo, the Netherlands

Telephone +31 77 359 22 40

E-mail mve@oce.nl

Consolidated Statement of Operations

Period December 1, 2004 till February 28, 2005

	First quarter
Results in million €	2005	2004
Revenues from sales, rentals and service	613.1	602.4
Interest from financial lease	9.7	20.0

Total revenues	622.8	622.4
Cost of sales, rentals and service	370.8	358.4

Gross margin	252.0	264.0
Operating expenses	237.1	233.6
Impairment of fixed assets	—	—

Operating income	14.9	30.4
Financial expense (net)	3.1	4.8

Income before income taxes, equity in income of unconsolidated companies and minority interest	11.8	25.6
Income taxes	2.4	7.8

Income before equity in income of unconsolidated companies and minority interest	9.4	17.8
Equity in income of minority interests	0.3	–

Income before minority interest	9.7	17.8
Minority interest in net income of subsidiaries	0.6	0.6

Net income	9.1	17.2

Free cash flow	–51.7	–12.1
Average number of ordinary shares outstanding (x 1,000)	83,560	83,428

Per ordinary share in €
Net income	0.10	0.20

Consolidated Balance Sheet

	First quarter		End of financial year
In million €	2005	2004	2004	2003
Assets

Intangible fixed assets	34	51	37	49
Tangible fixed assets	482	475	481	494
Financial fixed assets	348	520	360	561
Inventories	327	326	317	310
Accounts receivable and prepaid expenses	748	941	725	952
Cash and cash equivalents	269	37	313	55

Total assets	2,208	2,350	2,233	2,421

Liabilities

Total shareholders’ equity	726	723	714	713
Minority interest	35	37	38	39
Long term liabilities [provisions]	502	573	516	596
Long term debt	396	449	438	381
Short term debt	98	94	43	168
Other current liabilities	451	474	484	524

Total liabilities	2,208	2,350	2,233	2,421

Changes in shareholders’ equity

Period December 1, 2004 till February 28, 2005

	First quarter
In million €	2005	2004
Amount at December 1, 2004/2003	714	713

Net income	9	17
Dividend	—	—
Change repurchased shares stock option plan	—	—
Purchase of shares	1	1
Foreign currency translations	2	–8

Amount at February 28/29	726	723

Abridged Consolidated Statement of Cash Flow

Period December 1, 2004 till February 28, 2005

	First quarter
In million €	2005	2004
Cash flow from operating activities

Net income	9	17
Depreciation	35	39
Investments less divestments in rental equipment and movements in financial lease receivables	3	14
Long term liabilities [provisions], inclusive provisions for financial lease and short term assets	–16	–6
Trade accounts and other receivables	–2	12
Inventories	–14	–24
Trade accounts payable	–9	–11
Net change in other working capital accounts	–55	–60

Cash flow from operating activities	–49	–19

Cash flow from investing activities

Capital expenditure on intangible assets	–2	–8
Capital expenditure less divestments in property, plants and equipment	–20	–8
Capital expenditure on other financial assets	–	–
Net change in unconsolidated companies	–	1
Sale of lease portfolio	19	22

Cash flow from investing activities	–3	7

Free cash flow	–52	–12

Cash flow from financing activities

Interest bearing loans	12	–3
Movement repurchased shares Option plan	1	1
Dividend	–	–4
Other	–2	–2

Cash flow from financing activities	11	–8

Translation differences	–2	1

Change in cash and cash equivalents	–43	–19

Forward-looking statements

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, which may be expressed in a variety of ways, including the use of future or present tense language, refer to future events. Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ (and some of which are beyond Océ’s control). When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this report or in Océ’s other annual or periodic filings made with the United States Securities and Exchange Commission. In the light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

These factors, risks and uncertainties include, but are not limited to changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into the markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, you should refer to pages 69 to 73 of the annual report for 2004, Océ’s Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ enables its customers to manage their documents efficiently and effectively by offering innovative print and document management products and services for professional environments.

The publicly listed holding company of the Group is Océ N.V. The issued share capital amounts to about € 53.6 million divided into € 43.6 million ordinary shares, € 10 million financing preference shares and € 1,500.- priority shares. The ordinary and financing preference shares have a nominal value of € 0.50. Ordinary shares in Océ are listed on the stock exchanges in Amsterdam (Euronext), Düsseldorf, Frankfurt/ Main and on the electronic stock exchange (EBS) in Switzerland. They are traded in the United States as American Depositary Receipts (ADRs) via NASDAQ. Options to Océ shares are traded on the Euronext Options Exchange.

Océ N.V.

p.o. Box 101, 5900 MA Venlo,

the Netherlands

Telephone (+31) (0) 77 3592240

Telefax (+31) (0) 77 3595436

Océ on Internet:

http://www.investor.oce.com

Email: info@oce.com

Trade register Venlo 12002283

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